February 20, 2019
VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Attn:	Mitchell Austin

Re:	Tufin Software Technologies Ltd.
Draft Registration Statement on Form F-1
Submitted November 20, 2018 and amended January 16, 2019
CIK No. 0001757399
Dear Mr. Austin:
On behalf of our client, Tufin Software Technologies Ltd., a company organized under the laws of the State of Israel (the “Company”), we respond to the comments of the staff of the Division of Corporation Finance of the Commission (the “Staff”) with respect to the above-referenced draft Registration Statement on Form F-1 confidentially submitted on January 16, 2019 (the “Registration Statement”) contained in the Staff’s letter dated February 11, 2019 (the “Comment Letter”).
Set forth below are the responses of the Company to the comments in the Comment Letter. For ease of reference, each comment contained in the Comment Letter is printed below and is followed by the Company’s response. All page references in the responses set forth below refer to page numbers in the Registration Statement.
Summary
Our Growth Strategy, page 5

1.
We note your response to prior comment 1. Please revise to clarify that the percentage of sales disclosed exclude maintenance renewals as you state in your response. Also explain whether your calculation is based on such sales as a percentage of total revenues or only product revenues.

Response:
The Company will revise the disclosure on pages 5 and 71 in response to the Staff’s comment to state that the percentage of revenue generated from its Global 2000 customers excludes maintenance renewals and such percentage is calculated based on the Company’s total revenues. The Company will revise its disclosure as follows (deleted text is presented by strikethrough and added text is underlined):
~~Sales~~ Revenue generated from our Global 2000 customers, excluding maintenance renewals, represented an average of         % of our ~~sales~~ total revenue over the fiscal years ended December 31, 2016 to 2018.

United States Securities and Exchange Commission
February 20, 2019

Consolidated Financial Statements
Note 2. Significant Accounting Policies
j. Revenue Recognition, page F-11

2.
We note your response to prior comment 14. Please clarify if your payment terms include specified due dates, and if so, whether you record a receivable on the date payments become due. If not, given that your contracts are non-cancellable and non-refundable, please provide additional information as to why you do not believe you have an unconditional right to payment at the payment due date. If you do not record amounts in your financial statements until payment is received, please clarify for us if recording amounts on the payment due date would have a material impact on your financial statements.

Response:
As described in the Company’s response letter dated January 16, 2019, the Company’s business practice is to issue invoices to its customers for the entire consideration upon entering into a sales arrangement. As a result, invoices issued by the Company refer to future performance obligations that the Company has not yet satisfied. Those amounts are initially recorded in the Company’s financial systems as an accounts receivable with a corresponding deferred revenue amount. As part of the Company’s financial statement close process, those amounts are netted in the balance sheet presentation for the reasons described below.
With respect to future performance obligations that the Company has not yet satisfied and for which no revenues were recognized, the Company does not record a receivable for invoices that become due since the Company believes that its right to consideration at that point is conditioned on satisfying the remaining performance obligations. Although the Company’s arrangements include payment due dates that vary from 30 to 120 days, payment is due only after some level of services are required to be performed. The Company believes that if it does not provide the services before or after the due date the customer would not be obligated to pay. Therefore, payment is not solely due based on the passage of time but rather on rendering service. Thus, no receivable is recognized before it represents an unconditional amount.
This accounting treatment is supported by Accounting Standards Codification (“ASC”) 606, Basis for Conclusion paragraph 317 under which the Financial Accounting Standards Board (“FASB”) noted that the rights and obligations in a contract with a customer are interdependent—the right to receive consideration from a customer depends on the entity’s performance and, similarly, the entity performs only as long as the customer continues to pay. Accordingly, the FASB noted that remaining rights and performance obligations in a contract should be accounted for and presented on a net basis in the statement of financial position. Therefore, in these circumstances, since the Company considers its right under these contracts to represent a contract asset rather than a receivable, as it will not be entitled to receive amounts related to invoices that become due if it fails to satisfy its future performance obligations, the Company presents these amounts (contract assets and liabilities) on a net basis.
The Company respectfully advises the Staff that its arrangements are considered non-refundable only after payment was received, which can extend beyond the due date. Furthermore, Company’s arrangements are non-cancellable by customers provided that the Company fulfills its obligations under the arrangement. Arrangements typically include termination for cause clauses under which the contract can be cancelled by the customer in case of a material breach

United States Securities and Exchange Commission
February 20, 2019

by the Company. In those circumstances, the Company is not entitled to receive consideration for remaining performance obligations if it fails to satisfy them. As a result, the Company believes that the criteria to recognize a receivable as stipulated by ASC 606-10-45-4 are not met, since its right to receive consideration is not conditioned solely on the passage of time.
As of December 31, 2017, contract liabilities amounting to $16,375 thousand were presented on a net basis in the Company’s consolidated balance sheets, out of which an amount of $1,252 thousand represents invoices that were due as of that date. The Company does not consider this to be material given that it represents 4.5% of current assets and 4.3% of current liabilities with no impact on working capital. Further, this amount represents 3.6% of total assets and 3.3% of total liabilities.
Furthermore, as of December 31, 2018, unaudited contract liabilities amounting to $25,165 thousand are expected to be presented on a net basis in the Company’s consolidated balance sheets, out of which an amount of $1,339 thousand represents invoices that are due as of that date. This is not considered by the Company to be material to the unaudited financial statements given that this represents 3.7% of current assets and 3.7% of current liabilities with no impact to working capital. Further, this amount represents 2.8% of total assets and 2.7% of total liabilities.
Note 7. Deferred Revenue and Deferred Costs, page F-18

3.	We note your response to prior comment 17. Please revise to quantify the amount of remaining performance obligations and the percentage that will be recognized over the next twelve months.
Response:
As described in the Company’s response letter dated January 16, 2019, note 7 to the Company’s consolidated financial statements represents all of the Company’s remaining performance obligations. The Company will revise the disclosure on page F-18 in response to the Staff’s comment to quantify the percentage that will be recognized over the next 12 months. The Company will revise its disclosure as follows (deleted text is presented by strikethrough and added text is underlined; amounts presented for 2018 are currently under audit and subject to change):
The Company expects that it will satisfy its remaining performance obligations over a period of three years ~~with the majority~~ during which, on December 31, 2017 and 2018, an amount of $27,504 thousand and $31,461 thousand, respectively, will be recognized in the next twelve months, which constitutes 68% and 56%, respectively, of total deferred revenues.
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United States Securities and Exchange Commission
February 20, 2019

Please do not hesitate to contact Colin Diamond at (212) 819-8754 or Taryn Zucker at (212) 819-2670 of White & Case LLP with any questions or comments regarding this letter.

Sincerely,

/s/ White & Case LLP
White & Case LLP

cc:	Reuven Kitov, Chief Executive Officer, Tufin Software Technologies Ltd.

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